Exhibit 4.05

Description of ACM Research, Inc. Securities

The following information constitutes the “Description of Securities” required by Item 202(a) of Regulation S-K. As of February 28, 2024, ACM Research, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, which is its Class A common stock, $0.0001 par value per share.

References herein to “we,” “our,” “us,” or “our company” refer to ACM Research, Inc., a Delaware corporation. The following information summarizes the material terms of our common and preferred stock and warrants, as well as relevant provisions of our charter, which includes certificates of designations relating to each series of our preferred stock, and bylaws, the Delaware General Corporation Law and the Warrant (as defined below). For a complete description of the terms of our common stock and other securities, please refer to our charter and bylaws and the Warrant.

Authorized Capital Stock

Our authorized capital stock consists of (i) 150,000,000 shares of Class A common stock, $0.0001 par value per share, of which 60,000,000 are available only for issuance as dividends on outstanding Class A common stock, (ii) 5,307,816 shares of Class B common stock, $0.0001 par value per share, all of which are available only for issuance as dividends on outstanding Class B common stock, and (iii) 10,000,000 shares of preferred stock, $0.0001 par value per share. Class A common stock and Class B common stock are referred to collectively as common stock. Authorized but unissued shares of Class B Common Stock are not available for reissuance.

Common Stock

Voting Rights

Except as otherwise required by Delaware law, at every annual or special meeting of stockholders, holders of Class B common stock are entitled to twenty votes per share and holders of Class A common stock are entitled to one vote per share. The holders of Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. The holders of Class A common stock and Class B common stock are entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class. At present, we have no plans to issue dividends.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Conversion

Each outstanding share of Class B common stock is convertible into one share of Class A common stock (a) at any time, at the option of the holder, or (b) upon any transfer of such share of Class B common stock, whether or not for value, except for certain transfers described in our charter, including transfers to family members, trusts solely for the benefit of the stockholder or their family members, and partnerships, corporations, and other entities exclusively owned by the stockholder or their family members. Once converted or transferred and converted into Class A common stock, shares of Class B common stock will not be reissued.

Other Rights and Preferences

Other than as described above, holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our charter, the board of directors is authorized to issue up to 10,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and other provisions, any or all of which may be greater than the rights of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others, and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action.

Anti-Takeover Provisions

So long as the outstanding shares of Class B common stock represent a majority of the combined voting power of common stock, the holders of Class B common stock will effectively control all matters submitted to our stockholders for a vote, as well as the overall management and direction of our company, which will have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

After such time as the shares of Class B common stock no longer represent a majority of the combined voting power of common stock, the provisions of Delaware law, and our charter and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

Section 203 of the Delaware General Corporation Law prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•	upon consummation of the transaction, which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock owned by directors who are also officers of the corporation; or

•	subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original charter or an express provision in its charter or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Charter and Bylaw Provisions

Our charter and bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our company, even after such time as the shares of Class B common stock no longer represent a majority of the combined voting power of common stock, including the following:

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Separate Class B Vote for Certain Transactions. Until the first date on which the outstanding shares of Class B common stock represent less than 35% of the combined voting power of common stock, any transaction that would result in a change in control of our company will require the approval of a majority of our outstanding Class B common stock voting as a separate class. This provision could delay or prevent the approval of a change in control that might otherwise be approved by a majority of outstanding shares of Class A and Class B common stock, voting together on a combined basis.

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Dual Class Stock. As described above in “-Common Stock-Voting Rights” above, our charter provides for a dual class common stock structure, which provides certain members of our senior management with the ability to control the outcome of matters requiring stockholder approval, even if they collectively own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

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Supermajority Approvals. Our charter and bylaws provide that when the outstanding shares of Class B common stock represent less than a majority of the combined voting power of common stock, certain amendments to our charter or bylaws will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock. This will have the effect of making it more difficult to amend our charter or bylaws to remove or modify certain provisions.

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Board of Directors Vacancies. Our charter and bylaws provide that stockholders may fill vacant directorships. When the outstanding shares of Class B common stock represent less than a majority of the combined voting power of common stock, our charter and bylaws authorize only the board of directors to fill vacant directorships. In addition, the number of directors constituting the board is set only by resolution adopted by a majority vote of our entire board. These provisions restricting the filling of vacancies will prevent a stockholder from increasing the size of the board and gaining control of the board by filling the resulting vacancies with its own nominees. Our charter provides that directors may be removed with or without cause only by the affirmative vote of the holders of at least two-thirds of the votes that all of the stockholders would be entitled to cast in any annual election of directors.

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Classified Board. The board of directors is not currently classified. Our charter and bylaws provide that when outstanding shares of Class B common stock represent less than a majority of the combined voting power of common stock, the board will be classified into three classes of directors, each of which will hold office for a three-year term. In addition, thereafter, directors may be removed from the board with or without cause only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares of Class A and Class B common stock. The existence of a classified board could delay a successful tender offeror from obtaining majority control of the board, and the prospect of that delay might deter a potential offeror.

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Stockholder Action; Special Meeting of Stockholders. Our charter provides that stockholders will be able to take action by written consent. When the outstanding shares of Class B common stock represent less than a majority of the combined voting power of common stock, our stockholders will no longer be able to take action by written consent, and will only be able to take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. The absence of cumulative voting may make it more difficult for stockholders who own less than a majority in voting power to elect any directors to the board of directors. Our bylaws further provide that special meetings of our stockholders may be called only by the board, the chair of the board or our chief executive officer. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority in voting power of our capital stock to take any action, including the removal of director.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

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Issuance of Undesignated Preferred Stock. The board of directors has the authority, without further action by the stockholders, to issue shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board. The existence of authorized but unissued shares of preferred stock enables the board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Choice of Forum

Our charter provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or our charter or bylaws; any action to interpret, apply, enforce, or determine the validity of our charter or bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. The choice of forum provision summarized above is not intended to, and would not, apply to suits brought to enforce any liability or duty created by (i) the Securities Act of 1933 or the rules and regulations thereunder, jurisdiction over which is vested in concurrently vested in federal and state courts, or (ii) the Securities Exchange Act of 1934 or the rules and regulations thereunder, jurisdiction over which is exclusively vested by statute in the U.S. federal courts.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Nasdaq Global Market

The Class A common stock is listed on the Nasdaq Global Market under the symbol “ACMR.”